Exhibit 1.01

Columbia Sportswear Company
Conflict Minerals Report
For The Year Ended December 31, 2015

SUMMARY
This Conflict Minerals Report of Columbia Sportswear Company (“Columbia”, “the Company,” “we,” “us,” or “our”) for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Conflict Minerals Rule”). This report has been prepared by the management of Columbia to provide transparency on its use of certain minerals, referred to in the Conflict Minerals Rule as “conflict minerals”, which comprise columbite, tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”) where such minerals are necessary to the functionality or production of our products.

Pursuant to the Conflict Minerals Rule, we are required to conduct a good faith reasonable country of origin inquiry designed to determine whether any of the 3TG minerals necessary to the functionality or production of our products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. Unless otherwise defined, terms used in this Report are defined in the Conflict Minerals Rule.

PART I. COMPANY OVERVIEW
Columbia is a global leader in the outdoor and active lifestyle apparel, footwear, accessories and equipment industry. Founded in 1938 in Portland, Oregon, Columbia products are sold in approximately 100 countries and have earned an international reputation for innovation, quality and performance. Columbia is committed to designing innovative and functional products for consumers who participate in a wide range of outdoor activities, enabling them to enjoy those activities longer and in greater comfort by keeping them warm or cool, dry and protected. In addition to the Columbia® brand, Columbia Sportswear Company also owns the brands Mountain Hardwear®, Sorel®, Montrail®, prAna®, and OutDry®.

Our Products
Our principal products include apparel, footwear, accessories and equipment for use in a wide range of active lifestyle activities by men, women and youth. We develop and manage our merchandise in two principal categories:

•	apparel, accessories and equipment; and

•	footwear.

In 2015, approximately 78% of our net sales were in the apparel, accessories and equipment category and approximately 22% were in the footwear category.

Apparel, Accessories and Equipment
We design, source, market and distribute apparel, accessories and equipment for men, women and youth under our Columbia and Mountain Hardwear brands and for men and women under our Sorel and prAna brands. Many of our products incorporate the cumulative design, fabrication, fit and construction technologies that we have pioneered over several decades and that we continue to innovate. Our apparel, accessories and equipment are designed to be used during a wide variety of active lifestyle activities, such as skiing, snowboarding, hiking, climbing, mountaineering, camping, hunting, fishing, trail running, water sports, adventure travel, and yoga.

Footwear
We design, develop, market and distribute footwear products for men and women under our Columbia, Sorel and Montrail brands and for youth under our Columbia and Sorel brands. Our footwear products seek to address the needs of outdoor consumers who participate in activities that typically involve challenging or unusual terrain in a variety of weather and trail conditions. Our footwear products include durable, lightweight hiking boots, trail running shoes, rugged cold weather boots for activities on snow and ice, sandals for use in amphibious activities, and casual shoes for everyday use. Our Sorel brand primarily offers premium fashion, casual and cold weather footwear for men, women and youth, with a focus on young, fashion-forward female consumers.

In accordance with the Conflict Minerals Rule, we conducted an analysis of our products and found that small or trace quantities of 3TG minerals may be present in many of our products. Examples of where 3TG minerals could most commonly be found in our products include:

•	As solder in buttons, zippers, and other fasteners;

•	As composite material in, or in coating on, buttons, zippers, hooks, and other fasteners, rivets and eyes;

•	As composite material in drawstring /shoelace grommets;

•	As a stabilizer in plastic materials;

•	As solder in outdoor equipment, like tent poles;

•	In electronics on apparel, footwear, and related products;

•	As composite material in glitter and other shiny, reflective materials placed on shoes and clothes;

•	In boot hooks used for lacing;

•	On features of gloves; and

•	In metallized yarns.

Conflict Minerals Due Diligence Program
At Columbia, we value responsible manufacturing practices and are committed to working with manufacturing partners who share these values. The 3TG minerals are present in many consumer products and may be present in our products. By educating our suppliers, we strive to ensure that 3TG minerals that may be used in our products are obtained from sources that avoid minerals mined under conditions of armed conflict and human rights abuses, particularly in the Covered Countries. In doing so, Columbia follows the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas framework developed by the Organisation for Economic Co-operation and Development (OECD) in conducting inquiries to determine whether products include conflict minerals from the Covered Countries. In an effort to comply with the Conflict Minerals Rule, we are involved in an industry task force that collaborates among numerous industry groups impacted by the Conflict Minerals Rule.

Conflict Minerals Policy
We have adopted a position statement (“Policy”), commonly referred to as Conflict Minerals Policy by our industry peers, regarding the sourcing of 3TG minerals. Our Policy is publicly available on our website at www.columbia.com in the Corporate Responsibility section of the website under Responsible Manufacturing.

Columbia expects all of its suppliers to avoid use of 3TG minerals originating in the Covered Countries and mined under conditions of armed conflict and human rights abuses. Columbia’s Policy requires suppliers to establish policies, due diligence frameworks, and management systems, consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, that are designed to accomplish this goal. Specifically, we expect suppliers to maintain records on the source and chain of custody for all 3TG minerals used in the manufacturing of our products and we may require suppliers to provide information with respect to their supply chain in order for us to be in compliance with the Conflict Minerals Rule. Our Policy applies to all vendors, suppliers and licensees of Columbia and its divisions and affiliates. Suppliers providing product, trims or components to Columbia (or who otherwise contract to brand products with a Columbia-owned trademark) that include 3TG minerals are required to:

•	Maintain adequate records regarding its supply chain sources, including adequate contact information;

•	Cooperate with Columbia and respond in a timely manner to information requests by Columbia with respect to the supplier’s sources of 3TG minerals; and

•	Certify, upon Columbia’s request, the sources of supplier’s 3TG minerals.

Contacting Columbia
We have established a process to allow interested parties to contact us with questions, comments or concerns regarding our Policy or practices. Our Conflict Minerals group may be reached by email at conflictminerals@columbia.com.

The product category units contained in this report are aggregated at the product category or highest level. An inquiry regarding a particular product style may be sent to conflictmineralreports@columbia.com.

Scope of Review
This report covers apparel, equipment, accessories and footwear products manufactured for Columbia and its subsidiaries in 2015, other than products specifically excluded as noted below. In accordance with the Conflict Minerals Rule and industry guidance, Columbia determined that certain items were excluded from reporting, including point-of-purchase displays, prototypes, packaging, hangers and samples. In addition, Columbia made determinations with respect to the exclusions from our scope of review of certain dyes, biocides and fungicides included in the product that are not indicated to include 3TG minerals. We also excluded from the scope of our report the following products because we do not believe we contract to manufacture the products:

•	Certain products manufactured by third-party licensees under trademark license agreements;

•
Products manufactured pursuant to agreements for which Columbia has limited control over the content or manufacturing of the product, including certain products manufactured by our distributors for distribution in markets in their designated territory; and

•	Certain products sourced through sourcing agents.

Based on this scope of review, we conducted a reasonable country of origin inquiry and due diligence described below.

Supply Chain
Many of the products that we manufacture are highly technical and typically include components and trims from many suppliers. While we may nominate trim and component suppliers to be used by our vast network of finished-good manufacturers, in some cases we may not have direct contractual relationships with these trim and component suppliers. Generally, there are multiple tiers of vendors and suppliers between the 3TG mines and our direct finished-good suppliers. While most of our inquiries are directed to our indirect trim and component suppliers, in some cases we must rely on our direct suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of 3TG minerals in the trims and components included in the finished goods we purchase.

We do not own or operate manufacturing facilities and virtually all of our products are manufactured by independent factories located outside the United States. Our apparel, accessories and equipment are manufactured in approximately 15 countries, with Vietnam and China accounting for approximately 66% of our 2015 apparel, accessories and equipment production. Our footwear is manufactured in four countries, with China and Vietnam accounting for substantially all of our 2015 footwear production. We maintain contracts with most of our finished good suppliers and some of our trim and component suppliers. We have communicated to targeted suppliers our Conflict Minerals Policy and as we enter into new contracts or renew existing contracts, we require suppliers to comply with our Policy and to cooperate with our efforts to identify the sources of 3TG minerals found in the products we purchase from them.

PART II. DUE DILIGENCE

Design of Program
Our program measures have been designed to conform, in all material respects, with the framework presented by The Organisation for Economic Co-operation and Development (OECD) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance). Due to the complexity and size of our supply chain, we developed a risk-based approach that focused on suppliers that we believed were likely to provide us with trims, components and/or finished goods containing 3TG minerals.

Efforts to Determine Mine or Location of Origin
We requested that all suppliers identified as providing trims, components or goods that possibly include 3TG minerals to provide information to us regarding 3TG mineral use and smelter sources using the Conflict Mineral

Reporting Template (“CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG minerals used by those facilities. We believe adoption of this form facilitated a more consistent result in the information we received from vendors who are likely responding to the requests from many other manufacturers and use of the CMRT represents our reasonable best efforts to determine the mines or locations of origin of 3TG minerals in our supply chain. However, in large part, we must rely on the cooperation of other parties in our supply chain to comply with the Conflict Minerals Rule.

Due Diligence Measures Performed
1. Management Systems
Columbia has established a management system, as described below, consisting of a framework of policies, processes, controls and an organizational structure that supports our efforts to ensure compliance with the Conflict Minerals Rule.

Internal Team
Our management system includes an executive steering committee sponsored by the President and Chief Operating Officer, and a team of key senior executives and subject matter experts from functions such as manufacturing, materials research, legal and accounting. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Senior Director of Corporate Responsibility. Execution of the program is managed by the Corporate Responsibility department and is based upon established guidelines. In addition, our Board of Directors are periodically updated regarding our efforts to comply with the Conflict Minerals Rule.

Control systems
Our control structure includes:

•	A documented Conflict Minerals Policy approved by executive management related to our sourcing of 3TG minerals;

•	Internal and vendor training programs covering Columbia’s conflict minerals program requirements;

•	Centralized project team with senior management support from Corporate Responsibility, Legal, Finance, Materials Research and Manufacturing departments;

•	Engagement of a third party service provider to assist in conducting a reasonable country of origin inquiry and following up on due diligence;

•	Assigned personnel in the regional offices to manage communication between suppliers and Columbia’s third party service provider when needed;

•
A notation in our Restricted Substance List that establishes the expectation that our suppliers avoid use of 3TG minerals derived from ore mined under conditions of armed conflict and human rights abuses in Covered Countries and requires suppliers to keep and provide records on the source and chain of custody for 3TG minerals used in the manufacturing of our products;

•	A Conflict Minerals contract clause that requires suppliers to provide us with information about their sources of 3TG minerals;

•	Quarterly updates to Executive management;

•	Periodic updates to the Board of Directors; and

•	An established grievance mechanism included in Columbia’s Policy to direct questions or concerns about Columbia’s conflict minerals program to a specific email address.

Maintenance of records
We have established a central repository for information in order to facilitate access and retention of records. A retention policy is in place to ensure that relevant materials are preserved for appropriate periods.

Supplier Engagement
In 2015, our Policy and Columbia’s requirements were communicated to 72 active finished goods and raw material vendors across our apparel and footwear supply chains. Training documentation was provided to these targeted suppliers to share general information about the Conflict Minerals Rule along with Columbia’s requirements to vendors regarding this obligation. We engaged a third party service provider to assist in this communication, our reasonable country of origin inquiry and our due diligence. This assistance included answering any questions that suppliers had about the CMRT or any other due diligence requests from Columbia. When needed, we have leveraged our existing foreign liaison offices to facilitate engagement with our suppliers, including support in answering questions about the training materials and the third party service provider’s role in Columbia’s effort to comply with the Conflict Minerals Rule requirements. As part of its program, Columbia required vendors to complete (i) the CMRT, disclosing a high-level assessment of vendor’s use of 3TG minerals and (ii) a smelter list, documenting the vendor’s source of 3TG minerals, as cross referenced against the Conflict Free Smelter Program. In addition, we also requested a product list, including a list of the products sold to Columbia or its subsidiary where 3TG minerals were present.

2. Identify and Assess Risk in the Supply Chain
For purposes of complying with the Conflict Minerals Rule, we adopted a risk-based approach that began with a review of all products with potential presence of 3TG minerals, as discussed in Scope of Review, above. However, we did not exclude any products based on a determination of whether the 3TG mineral is necessary to the functionality or production of the product. Our reasonable country of origin inquiry was based on identification of the suppliers manufacturing trims, components or finished goods for Columbia that could contain 3TG minerals. Based on the Conflict Minerals Rule requirements and OECD framework and a thorough review of Columbia’s program, we identified risks to the goal of compliance with the Conflict Minerals Rule and analyzed them for possible effects. Our program design includes documented control activities designed to mitigate those risks. In addition, we have mechanisms in place that are designed to identify changes that may affect our ability to achieve our objectives related to Conflict Mineral program compliance. Risk factors inherent to our process that could affect our conflict minerals activities include:

•	Major changes in our operating processes or foreign sourcing operations;

•	Inaccurate classification of materials and trims that may result in incorrect final report results;

•
Inaccuracy of our database of suppliers and appropriate contacts that are specific to the conflict minerals program, and inability to accurately identify all local manufacturing and licensing arrangements specific to regions outside the United States;

•	Introduction of new product lines, products, or other business activities;

•	Disruption of our information systems or incompatibility of our systems with our suppliers’ systems;

•	Adequacy of internal controls to prevent noncompliance with the Conflict Minerals Rule;

•	Timeliness, completeness and availability of supply chain information following business acquisitions; and

•	Adverse impacts to the company's relationships with its suppliers due to costs and burden of compliance.

Other external factors that could affect our conflict minerals activities include:

•	Changes or developments in legislation, regulations, rulings, and court decisions;

•	Availability of information from our suppliers;

•
Reliability of representations by suppliers indicating the facility at which its conflict minerals were processed and accuracy in demonstrating that those conflict minerals did not originate in the Covered Countries or came from recycled or scrap sources; and

•	Suppliers being unable or unwilling to provide us with the information we need to comply with the Conflict Minerals Rule on a timely basis or at all.

Survey Responses

Our conflict mineral reporting process involves:

•	Identifying trims and components used in our products that could contain 3TG minerals;

•	Reviewing, when available, the bill of materials for trims and components that could contain 3TG minerals;

•	Identifying suppliers of trims and components or finished goods that could incorporate materials that could contain 3TG minerals;

•	Establishing suppliers that are included in the scope of our 3TG minerals reporting process in accordance with the Conflict Minerals Rule; and

•
Instructing our service provider to request completion of the CMRTs from finished good and component suppliers to determine if these vendors have product that potentially contains 3TG minerals from Covered Countries.

During this process, we evaluated and determined which of our suppliers might provide us with products or components that contain 3TG. Our service provider requested completed CMRTs of 72 suppliers, representing primarily trim and component suppliers. We received responses from 71 suppliers, for a response rate of approximately 99%. The Vendor that remained unresponsive throughout the program had filed for bankruptcy and failed to complete the request. Of the responding suppliers, 15% indicated one or more of the 3TG minerals were necessary to the functionality or production of the products they supply to Columbia.

Approximately 68% of the responses received provided data at a company level. The remaining suppliers declared that information was provided either at a product level or in a user defined category. Given that a majority of the responses were made at the company level, some of the 3TG and related smelters identified in the responses may not specifically relate to Columbia’s products.

Our third party service provider reviewed the supplier responses against risk factors and criteria we developed to determine which suppliers fell under a particular response classification. Supplier responses were evaluated for plausibility, gaps and inconsistencies within the data reported by those suppliers as well as incomplete smelter information. Additional supplier contacts were conducted to attempt to resolve the following “quality control” (QC) flags:

•	One or more smelter or refiners (SORs) were listed for an unused metal;

•	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor;

•	Supplier answered yes to sourcing from the Covered Countries, but none of the SORs listed are known to source from the region;

•	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

•	Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;

•	Supplier indicated they have not provided all applicable SOR information received; and

•	Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

Based on our third party service provider’s analysis, there was an indication of Covered Country sourcing for 12 out of 152 verified smelters or refiners identified by Columbia’s suppliers.

Based on our review of our suppliers’ responses, including evaluation of the smelters and refiners identified by our suppliers, we have classified each of our 71 reporting suppliers as follows:

•
No suppliers have been classified as “DRC Yes”, or having one or more processors listed by the supplier as known to source from a Covered Country, but it is not yet certified by a recognized body as “Conflict Free”;

•
No suppliers have been classified as “DRC Uncertain” based on responses indicating sourcing from a Covered Country or a country designated by OECD as a “Level 2 Country” (low to medium risk countries with some known or plausible involvement in smuggling, export or transit of minerals out of conflict affected regions), but some inconsistent information is known;

•	Nine suppliers have been classified as either having “Inconsistent” or “Uncertain” information;

•
One supplier has been classified as “DRC Conflict Free 3TG” because all metal processors identified by the suppliers as known to source from a Covered Country are certified by a recognized body as Conflict Free;

•	Two suppliers have been classified as “DRC Free 3TG”, as none of the metal processors identified by the supplier are known to source from a Covered Country; and

•	Fifty-nine suppliers responded as not using 3TG in their products.

Columbia is focusing its efforts on educating our suppliers who fall under the “Uncertain” and “Inconsistent” categories as well as the supplier that did not complete a response CMRT for the 2015 reporting year. We had no suppliers that fell under the “DRC Yes” or “DRC Uncertain” classifications. The supplier that remained under the “DRC Conflict Free 3TG” classification is sourcing from a Covered Country, however they are certified by a recognized body as Conflict Free.

Smelters or Refiners and Country of Origin of 3TG Minerals
Some of our suppliers provided a list of smelters used to process 3TG minerals contained in the goods supplied to all of their customers, including Columbia. Where the smelter name was provided, our service provider performed additional research (internet, industry and/or government associations) and outreach (email and/or telephone) directly with these companies to confirm the data provided by the supplier. Based on our service provider’s smelter/refiner database there was an indication of Covered Country sourcing for 12 out of 152 verified smelters and refiners. For purposes of this report, we have included gold smelters or refiners and related countries of origin identified by suppliers, however, to Columbia’s knowledge, gold is not present in our products and there were no responses specific to Columbia’s products indicating otherwise. Given that most suppliers replied at a company level, we do not have specific information confirming whether our products included metals sourced from the smelters or refineries identified.

The following lists smelters or refiners with indications of Covered Country sourcing, along with the associated countries of origin and the relevant certification status. Our third party service provider relied on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the Conflict-Free Sourcing Initiative ("CFSI") Conflict-Free Smelter Program (“CFSP”), the London Bullion Market Association Good Delivery Program (“LBMA”) and the Responsible Jewelry Council Chain-of-Custody Certification (“RJC”).

Metal	Smelter/Refiner	Certification Status	Mine Countries of Origin
Gold	CCR Refinery - Glencore Canada Corporation	LBMA, CFSP	DRC- Congo (Kinshasa), Zambia
Gold	Rand Refinery (Pty) Ltd.	LBMA, CFSP	DRC- Congo (Kinshasa), Tanzania
Tin	CV United Smelting	CFSP	DRC- Congo (Kinshasa)
Tin	EM Vinto	CFSP	DRC- Congo (Kinshasa)
Tin	Malaysia Smelting Corporation (MSC)	CFSP	DRC- Congo (Kinshasa)
Tin	Minsur	CFSP	DRC- Congo (Kinshasa), Rwanda
Tin	Operaciones Metalurgical S.A.	CFSP	DRC- Congo (Kinshasa)
Tin	PT Bukit Timah	CFSP	DRC- Congo (Kinshasa)
Tin	PT Stanindo Inti Perkasa	CFSP	DRC- Congo (Kinshasa)
Tin	PT Timah (Persero) Tbk Mentok	CFSP	DRC- Congo (Kinshasa)
Tin	Thaisarco	CFSP	DRC- Congo (Kinshasa), Rwanda
Tungsten	H.C. Starck GmbH	CFSP	Rwanda

For those supply chains with SORs that are known or thought to be sourcing from Covered Countries, additional investigation was completed to determine the source and chain-of-custody of the regulated metals. If the SOR was not certified by the above-referenced internationally-recognized schemes, our third party service provider attempted to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SOR takes to track the chain-of-custody on the source of its mineral ores. Relevant information included in their reviews includes: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research was also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts were made by our third party service provider to SORs to gather information on mine country of origin and sourcing practices.

Our third party service provider also assigned red flags to SORs where there was evidence of sourcing from an OECD Level 2 country, or evidence of sourcing from countries which have unknown reserves for a given metal. The following are the smelters or refiners with an indication of sourcing from an OECD Level 2 country, along with the associated countries of origin and relevant certification status:

Metal	Smelter/Refiner	Certification Status	Mine Countries of Origin
Gold	Argor-Heraeus SA	LBMA, RJC, CFSP	South Africa
Gold	Heimerle + Meule GmbH	LBMA, CFSP	Mozambique, South Africa
Gold	Heraeus Ltd. Hong Kong	LBMA, RJC, CFSP	Mozambique, South Africa
Gold	LS-NIKKO Copper Inc.	LBMA, CFSP	South Africa
Gold	Nihon Material Co., Ltd.	LBMA, CFSP	Mozambique
Gold	PAMP SA	LBMA, RJC, CFSP	South Africa
Gold	PX Précinox SA	LBMA, RJC, CFSP	Mozambique
Gold	Rand Refinery (Pty) Ltd.	LBMA, CFSP	South Africa
Gold	Tanaka Kikinzoku Kogyo K.K.	LBMA, CFSP	South Africa
Gold	Zhongyuan Gold Smelter of Zhongjin Zhongyuan Gold Smelter of Zhongjin Gold Corp.	LBMA, CFSP	Mozambique

The following is a list of smelters or refiners with indications of sourcing from an unknown reserve, along with the associated countries of origin and the relevant certification status:

Metal	Smelter/Refiner	Certification Status	Mine Countries of Origin
Gold	Aida Chemical Industries Co., Ltd.	CFSP	Portugal
Gold	Argor-Heraeus SA	LBMA, RJC, CFSP	Hong Kong, Singapore, Switzerland
Gold	Asahi Pretec Corporation	LBMA, CFSP	Singapore, Hong Kong
Gold	Asahi Refining USA Inc.	LBMA, CFSP	Hong Kong
Gold	Aurubis AG	LBMA, CFSP	Germany, Hong Kong
Gold	Bauer Walser AG		Germany
Gold	C. Hafner GmbH + Co. KG	LBMA, CFSP	Germany
Gold	CCR Refinery - Glencore Canada Corporation	LBMA, CFSP	Germany, Switzerland
Gold	Cendres + Métaux SA		Germany, Switzerland
Gold	Dowa	CFSP	Hong Kong
Gold	Elemetal Refining, LLC	LBMA, CFSP	Hong Kong
Gold	Heimerle + Meule GmbH	LBMA, CFSP	Hong Kong, Austria, Jersey, Germany
Gold	Heraeus Ltd. Hong Kong	LBMA, RJC, CFSP	Switzerland, Hong Kong, Germany, Singapore
Gold	Heraeus Precious Metals GmbH & Co. KG	LBMA, CFSP	Switzerland, Jersey, Hong Kong, Germany
Gold	Hwasung CJ Co., Ltd.		Hong Kong
Gold	LS-NIKKO Copper Inc.	LBMA, CFSP	Singapore, Hong Kong
Gold	Matsuda Sangyo Co., Ltd.	LBMA, CFSP	Hong Kong
Gold	Metalor Technologies (Hong Kong) Ltd.	LBMA, CFSP	Switzerland, Hong Kong
Gold	Metalor Technologies (Singapore) Pte., Ltd.	LBMA, CFSP	Singapore, Switzerland
Gold	Metalor Technologies SA	LBMA, CFSP	Switzerland, Hong Kong

Gold	Metalor USA Refining Corporation	LBMA, RJC, CFSP	Switzerland
Gold	Nadir Metal Rafineri San. Ve Tic. A.Ş.	LBMA, CFSP	United Arab Emirates
Gold	PAMP SA	LBMA, RJC, CFSP	Hong Kong, Switzerland
Gold	PX Précinox SA	LBMA, RJC, CFSP	Switzerland
Gold	Rand Refinery (Pty) Ltd.	LBMA, CFSP	Hong Kong
Gold	Royal Canadian Mint	LBMA, CFSP	Switzerland, Germany
Gold	SAMWON Metals Corp.		Hong Kong
Gold	Schone Edelmetaal B.V.	LBMA, CFSP	Netherlands, Belgium
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	LBMA, CFSP	Germany
Gold	Solar Applied Materials Technology Corp.	LBMA, CFSP	Hong Kong
Gold	Tanaka Kikinzoku Kogyo K.K.	LBMA, CFSP	Belgium, Switzerland, Hong Kong, Singapore
Gold	Tokuriki Honten Co., Ltd.	LBMA, CFSP	Hong Kong
Gold	United Precious Metal Refining, Inc.	CFSP	Belgium
Gold	Valcambi SA	LBMA, RJC, CFSP	Hong Kong, Switzerland
Gold	Western Australian Mint trading as The Perth Mint	LBMA, CFSP	Hong Kong
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	LBMA, CFSP	Switzerland
Tin	Alpha	CFSP	Chile, Jersey, Spain, United States, Taiwan
Tin	CV Serumpun Sebalai	CFSP	United States, Uzbekistan
Tin	CV United Smelting	CFSP	Japan
Tin	EM Vinto	CFSP	Canada, Germany
Tin	Estanho de Rondônia S.A.		Taiwan
Tin	Fenix Metals	CFSP	Poland
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CFSP	Canada, Japan
Tin	Linwu Xianggui Ore Smelting Co., Ltd.		Japan, India
Tin	Minsur	CFSP	Switzerland, United States, Canada
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	CFSP	Philippines
Tin	Operaciones Metalurgical S.A.	CFSP	Japan, Philippines, Canada
Tin	PT Artha Cipta Langgeng	CFSP	Germany
Tin	PT Bangka Tin Industry	CFSP	Canada
Tin	PT Bukit Timah	CFSP	Canada
Tin	PT DS Jaya Abadi	CFSP	Mozambique, Canada, Japan, Poland
Tin	PT Mitra Stania Prima	CFSP	Chile
Tin	PT Prima Timah Utama	CFSP	United States
Tin	PT Sariwiguna Binasentosa	CFSP	United States
Tin	PT Stanindo Inti Perkasa	CFSP	Canada, Mozambique

Tin	PT Timah (Persero) Tbk Kundur	CFSP	United States, France, Chile, Canada
Tin	PT Timah (Persero) Tbk Mentok	CFSP	Canada, India
Tin	PT Tinindo Inter Nusa	CFSP	Belgium
Tin	Rui Da Hung	CFSP	Japan, Taiwan
Tin	Thaisarco	CFSP	Japan, Chile, Canada, Morocco, Poland
Tin	White Solder Metalurgia e Mineração Ltda.	CFSP	Germany
Tin	Yunnan Tin Group (Holding) Company Limited	CFSP	Belgium, Germany, Ethiopia, Hong Kong, Canada
Tungsten	H.C. Starck GmbH	CFSP	Germany, Zimbabwe, Mozambique, Estonia, Namibia, Sierra Leone, India, Ethiopia, Japan

3. Design and Implement a Strategy to Respond to Risks

We have implemented a risk management plan that educates our suppliers to enhance and improve the quality of responses and disclosures in future reporting periods. In furtherance of those objectives, we continue to take the following steps to support the due diligence measures to mitigate the risk that the 3TG minerals in our products directly or indirectly benefit armed groups in the Covered Countries:

•	Educate our suppliers with an emphasis on suppliers who were classified as “Uncertain” or “Inconsistent”;

•	Evaluate and monitor active suppliers to identify which suppliers provide us with products containing 3TG minerals and need to be included in our information request; and

•	Evaluate and recommend system and process improvements designed to improve tracking, vendor training, vendor identification, reasonable country of origin and due diligence efforts.

4. Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG mineral smelters and refiners and therefore do not perform or direct audits of these entities. Our current efforts are limited to cross-referencing smelters identified by our suppliers against recognized conflict-free smelter certification programs. Columbia intends to monitor supply chain due diligence opportunities by continuing engagement in industry groups collaborating on these efforts, and engaging our third party service provider.

5. Report on Supply Chain Due Diligence

Columbia has determined that during 2015, Columbia manufactured or contracted to manufacture products that include 3TG minerals that are necessary to the functionality or production of its products. Based on a reasonable country of origin inquiry and our due diligence efforts, we determined that only one of the smelters identified by our suppliers is known to source from a Covered Country, however it is certified by a recognized body as “conflict-free”. We are unable to determine with certainty whether conflict minerals from the identified smelter were used in Columbia’s products.

Following the due diligence measures performed, we do not have sufficient information to determine with certainty the source of all of the conflict minerals in our products or whether those minerals were used directly or indirectly to finance or benefit armed groups in Covered Countries. This Conflict Minerals Report constitutes our annual report on our 3TG minerals due diligence and is available on our website www.columbia.com and is filed with the Securities and Exchange Commission on Form SD.